Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME REPORTS SECOND QUARTER RESULTS

Vancouver, Canada, August 11, 2009 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the second quarter ended June 30, 2009.  Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP).  At close of business on June 30, 2009, the exchange rate was CAD$1.00=US$0.8598.

Results of Operations
We recorded a net loss of $1.4 million ($0.02 per common share) for the three months ended June 30, 2009 (“Q2-2009”), compared to a net loss of $18.1 million ($0.28 per common share) for the three months ended June 30, 2008 (“Q2-2008”).  The decrease in net loss for the current quarter was largely due to decreased research and development expenditures related to vernakalant (oral) and GED-aPC clinical activities, initial amortization of deferred revenue related to the upfront payment of U.S. $60 million from Merck, which was recorded as licensing fees, and foreign exchange gain on translation of the U.S. denominated upfront payment from Merck.

Revenue for Q2-2009 was $8.6 million, an increase of $8.4 million from $0.2 million in Q2-2008.  We recorded $7.9 million for Q2-2009 as amortization of the deferred revenue related to the upfront payment from Merck. No milestone payments were received or recognized in Q2-2008.

Research and development expenditures were $6.3 million for Q2-2009 compared to $12.9 million for Q2-2008.  The decrease of $6.6 million in Q2-2009 was primarily due to the completion of the Phase 2b trial for vernakalant (oral) in fiscal 2008.  General and administration expenditures for Q2-2009 were $5.0 million, compared to $4.4 million for Q2-2008.  Amortization for Q2-2009 was $0.8 million compared to $1.0 million for Q2-2008.  Interest and other income for Q2-2009 and Q2-2008 was $0.1 million.  Foreign exchange gain was $2.1 million in Q2-2009 compared to a foreign exchange loss of $0.1 million in Q2-2008.

Stock-based compensation, a non-cash item included in operating expenses, decreased to $0.4 million for Q2-2009, as compared to $1.0 million for Q2-2008.

Liquidity and Outstanding Share Capital
At June 30, 2009, we had cash and cash equivalents of $82.0 million.  As of August 10, 2009, the Company had 63,859,246 common shares issued and outstanding, 2,272,727 Series A preferred shares, and 4,700,112 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $8.39 per share.

Agreement with Merck & Co., Inc.
In April 2009, we announced a collaboration and license agreement with Merck & Co., Inc. for the development and commercialization of vernakalant.  The agreement provides Merck with exclusive global rights to vernakalant (oral), and provides a Merck affiliate with exclusive rights outside of the United States, Canada and Mexico to vernakalant (iv).

The agreement became effective in May 2009, triggering an initial payment to us of U.S. $60 million.  Subsequent to quarter-end, in July 2009 we announced that we earned a further U.S. $15 million milestone payment triggered by the submission, by a Merck affiliate, of a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMEA) seeking marketing approval for vernakalant (iv) in the European Union.  Further terms of the Merck agreement are outlined in our press release dated April 8, 2009.

Conference Call Notification
Cardiome will hold its quarterly teleconference and webcast at 9:00am Eastern (6:00am Pacific) on Tuesday, August 11, 2009.  To access the conference call, please dial 416-340-2217 or 866-696-5910 and reference conference 2345242.  There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through September 11, 2009.  Please dial 416-695-5800 or 800-408-3053 and enter code 3147267# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we, together with our collaborative partners, may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.